SUB-ITEM 77M: Mergers

Pursuant to an Agreement and Plan of Reorganization (the “Plan”) approved by the Board of Trustees and the shareholders of the ETF Market Opportunity Fund (the “Predecessor Fund”), which was a series of the Aviemore Funds, an Ohio business trust, the Predecessor Fund was reorganized into the Stadion Market Opportunity Fund prior to the close of business on March 29, 2013.  Pursuant to the Plan, all of the assets of the Predecessor Fund were transferred to the Fund in exchange for full and fractional Class I shares of the Fund, with such Stadion Fund assuming the liabilities of the Predecessor Fund.  The Class I shares of the Fund received by the Predecessor Fund were distributed pro rata to the Predecessor Fund’s shareholders.